December 27, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:           AMCOL International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011 (the “2011 Form 10-K”)
Filed February 29, 2012
File No. 001-14447

Dear Ms. Jenkins:

We received the Staff’s comment letter dated December 18, 2012 and are diligently preparing our response.  Due to the limited availability of certain members of our accounting and finance staff during the holiday season, we are unable to respond within ten (10) business days.  We hereby respectfully request an extension.  We plan to file our response on or before January 11, 2013.

If you have any questions regarding these matters or require any additional information, please contact me at 847-851-1626.

Very truly yours,

Donald W. Pearson
Chief Financial Officer